Exhibit 99.1

RISK FACTORS

Our business is subject to a number of risks. If any of the following risks occurs, our business, financial condition, prospects and results of operations could be harmed.

Risk Factors Relating to Our Industry and Our Business

The recent deterioration in the global economy, the global credit markets and the financial services industry has severely and negatively affected demand for automobiles and automobile parts and our business, financial condition, results of operations and cash flows.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various domestic and international markets where our products are sold. The level of demand for our products depends primarily upon the level of consumer demand for new vehicles that are manufactured with our products. The level of new vehicle purchases is cyclical, affected by such factors as general economic conditions, interest rates, consumer confidence, consumer preferences, patterns of consumer spending, fuel costs and the automobile replacement cycle.

The global economic crisis that has existed for at least the last two years and continues to exist has resulted in delayed and reduced purchases of durable consumer goods, such as automobiles. As a result, our OEM customers have significantly reduced their production. According to October CSM Worldwide®, vehicle production during 2009 decreased by 32% and 43% in North America and by 20% and 25% in Europe, as compared to 2008 and 2007, respectively. This was the principal reason our revenues declined by $537 million, or 25%, from 2008 to 2009. These unprecedented conditions have had a severe and negative impact on our business, financial condition, results of operations and cash flows.

In addition, there has recently been significant economic instability in several countries in the European Union where we conduct business. Such instability could adversely affect our business, financial condition, results of operations and cash flows.

Further deterioration in the United States and world economies could exacerbate the difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.

Lending institutions have suffered and may continue to suffer losses due to their lending and other financial relationships, especially because of the general weakening of the global economy and the increased financial instability of many borrowers. Longer-term disruptions in the credit markets could further adversely affect our customers by making it increasingly difficult for them to obtain financing for their businesses and for their customers to obtain financing for automobile purchases. Our Original Equipment Manufacturer (“OEM”) customers typically require significant financing for their respective businesses. In addition, our OEM customers typically have related finance companies that provide financing to their dealers and customers. These finance companies have historically been active participants in the securitization markets, which have experienced severe disruptions during the global economic crisis. Our suppliers, as well as the other suppliers to our customers, may face similar difficulties in obtaining financing for their businesses. If capital is not available to our customers and suppliers, or if its cost is prohibitively high, their businesses would be negatively impacted, which could result in their restructuring or even reorganization/liquidation under applicable bankruptcy laws. Any such negative impact, in turn, could materially and negatively affect our company either through the loss of revenues to any of our customers so affected, or due to our inability to meet our commitments without excess expense resulting from disruptions in supply caused by the suppliers so affected.

A number of automobile manufacturers are, and over the last several years have been, facing severe financial difficulties. Many automobile manufacturers have undertaken significant restructuring actions in an effort to improve profitability and remain solvent. Weaknesses in the capital markets combined with a slowdown in global automotive demand have increased the pressure on our customers and their cash reserves. Automobile manufacturers are burdened with substantial structural and embedded costs, such as facility overhead, pension expenses and healthcare costs, that have caused some manufacturers, including GM and Chrysler, to seek government financing and, ultimately, file for bankruptcy protection. Due to the declining economic situation, the United States government granted General Motors and Chrysler government loans to assist them in obtaining the necessary capital to continue to operate. In spite of the government programs, Chrysler filed for bankruptcy on April 30, 2009 and GM filed for bankruptcy on June 1, 2009. Chrysler and GM emerged from bankruptcy on June 10, 2009 and July 10, 2009, respectively. Other automakers are likewise experiencing difficulties from a weakened economy, tightening credit and reduced demand for their products. For example, certain automakers have sought and been granted government assistance in countries such as Germany, Sweden, Brazil, France, Britain, Portugal, Spain, and Canada in an attempt to sustain viability. We may be adversely affected by either a bankruptcy filing or merger or sale of an OEM. We cannot assure you that governmental responses to these disruptions will restore consumer confidence or improve the liquidity of the financial markets.

Given the significant decline in global automotive demand, many automotive suppliers have experienced a significant drop in their cash flow, which has caused certain of such companies to breach some of their debt covenants. Due to the tight credit market, there can be no assurance that these companies will be able to amend their debt covenants on commercially reasonable terms. This, in turn, may cause significant supply issues that could materially and adversely affect us.

Financial difficulties experienced by any major customer could have a material adverse impact on us if such customer were unable to pay for the products we provide or we experienced a loss of, or material reduction in, business from such customer. As a result of such difficulties, we could experience lost revenues, significant write-offs of accounts receivable, significant impairment charges or additional restructurings beyond the steps we have taken to date.

The automobile industry is highly cyclical and cyclical downturns in our domestic or international business segments negatively impact our business, financial condition, results of operations and cash flows.

The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly from year-to-year, and such fluctuations give rise to fluctuations in demand for our products. Because we have significant fixed production costs, relatively modest declines in our customers’ production levels can have a significant adverse impact on our results of operations. Our results of operations have been negatively impacted over the last several years in part due to declines in North American production levels from prior periods. According to October CSM Worldwide®, vehicle production during 2009 decreased by 32% and 43% in North America and by 20% and 25% in Europe as compared to 2008 and 2007, respectively.

The highly cyclical nature of the automotive industry presents a risk that is outside our control and that cannot be accurately predicted. For example, many believe that the current global economic crisis will continue throughout 2010 and we cannot assure you that we will be able to maintain or improve our results of operations in a stagnant or diminishing economic environment. Moreover, a number of factors that we cannot predict can and have impacted cyclicality in the past. Further decreases in demand for automobiles generally, or in the demand for our products in particular, could materially and adversely impact our business, financial condition, results of operations and cash flows.

Product recalls by OEMs could negatively impact their production levels and therefore have a material adverse impact on our business, financial condition, results of operations and cash flows.

There have recently been significant product recalls by some of the world’s largest automobile manufacturers. Toyota, for example, has engaged in a recall of some of its most popular models. Recalls may result in decreased production levels due to (i) an OEM focusing its efforts on addressing the problems underlying the recall, as opposed to generating new sales volume, and (ii) consumers’ electing not to purchase automobiles manufactured by the OEM initiating the recall, or by OEMs in general, while such recalls persist. Any reductions in OEM production volumes, especially those OEMs that are our existing customers, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Product liability claims could cause us to incur losses and damage our reputation.

Many of our products are critical to the structural integrity of a vehicle. As such, we face an inherent business risk of exposure to product liability claims in the event of the failure of our products to perform to specifications, or if our products are alleged to result in property damage, bodily injury or death. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall involving those products. We are generally required under our customer contracts to indemnify our customers for product liability claims in respect of our products. In addition, we do not have insurance covering product recalls. Accordingly, we may be materially and adversely impacted by product liability claims.

The decreasing number of automotive parts customers could make it more difficult for us to compete favorably.

Our business, financial condition, results of operations and cash flows could be materially and adversely affected because the OEM customer base is consolidating. As a result, we are competing for business from fewer customers. Due to the cost focus of these major customers, we have been, and expect to continue to be, requested to reduce prices as part of our initial business quotations and over the life of contracts we have been awarded. We cannot be certain that we will be able to generate cost savings and operational improvements in the future that are sufficient to offset price reductions requested by customers and to make us profitable and position us to win additional business.

The decreasing number of automotive parts suppliers could make it more difficult for us to compete favorably.

Consolidation and bankruptcies among automotive parts suppliers are resulting in fewer and larger competitors who benefit from purchasing and distribution economies of scale. If we cannot compete favorably in the future with these larger suppliers, our business, financial condition, results of operations and cash flows could be adversely affected due to a reduction of, or inability to increase, revenues.

We may have difficulty competing favorably in the highly competitive automotive parts industry.

The automotive parts industry is highly competitive. Although the overall number of competitors has decreased due to ongoing industry consolidation, we face significant competition within each of our major product areas, including from new competitors entering the markets that we serve, and from OEMs seeking to integrate vertically. The principal competitive factors include price, quality, global presence, service, product performance, design and engineering capabilities, new product innovation and timely delivery. We cannot assure you that we will be able to continue to compete favorably in these competitive markets or that increased competition will not have a material adverse effect on our business by reducing our ability to increase or maintain sales and profit margins. A number of our major OEM customers manufacture products which compete with our products. Our OEM customers tend to outsource less when they have idle capacity.

We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by major OEM customers. New model development generally begins three-to-five years prior to the marketing of such models to the public. Redesign of existing models begins during the life cycle of a platform, usually at least two-to-three years before the end of the platform’s life cycle. The failure to obtain new business on new models or to retain or increase business on redesigned existing models, could adversely affect our business, financial condition, results of operations, and cash flows. In addition, as a result of the relatively long lead times required for many of our structural components, it may be difficult in the short term for us to obtain new revenues to replace any unexpected decline in the sale of existing products.

The inability for us, our customers and/or our suppliers to obtain and maintain sufficient debt financing, including working capital lines, and credit insurance may adversely affect our, our customers’ and our suppliers’ liquidity and financial condition.

Our working capital requirements can vary significantly, depending in part on the level, variability and timing of our customers’ worldwide vehicle production and the payment terms with our customers and suppliers. Our liquidity could also be adversely impacted if our suppliers were to suspend normal trade credit terms and require payment in advance or payment on delivery. If our available cash flows from operations are not sufficient to fund our ongoing cash needs, we would be required to look to our cash balances and availability for borrowings under our credit facilities to satisfy those needs, as well as potential sources of additional capital, which may not be available on satisfactory terms and in adequate amounts, if at all.

Capital markets conditions have made it difficult for companies, including ours, to raise and maintain the liquidity necessary to operate. While we believe that we have sufficient liquidity to operate, there can be no assurance that we, our customers and our suppliers will continue to have such ability. This may increase the risk that we cannot produce our products or will have to pay higher prices for our inputs. These higher prices may not be recovered in our selling prices.

Our suppliers often seek to obtain credit insurance based on the strength of the financial condition of our subsidiary with the payment obligation, which may be less robust than our consolidated financial condition. If we were to experience liquidity issues, our suppliers may not be able to obtain credit insurance and in turn would likely not be able to offer us payment terms that we have historically received. Our failure to receive such terms from our suppliers could have a material adverse effect on our liquidity.

We may incur material costs related to product warranties and other legal proceedings, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

If our warranty expense estimates differ materially from our actual claims, or if we are unable to estimate future warranty expense for new products, our business and financial results could be harmed. Currently, we have limited exposure to warranty claims with our present products and historically we have incurred limited expense in relation to warranty claims; however, as we transition to new products in the future, including within our solar business, we may incur substantial warranty expense related to these products.

From time to time, we are involved in legal proceedings, claims or investigations that are incidental to the conduct of our business. Some of these proceedings allege damages against us relating to environmental liabilities, personal injury claims, taxes, employment matters or commercial or contractual disputes.

We cannot assure you that the costs, charges and liabilities associated with these matters will not be material, or that those costs, charges and liabilities will not exceed any amounts reserved for them in our consolidated financial statements. In future periods, we could be subject to cash costs or non-cash charges to earnings if any of these matters is resolved unfavorably to us.

We are dependent on large customers for current and future revenues. The loss of any of these customers or the loss of market share by these customers could have a material adverse impact on us.

We depend on major vehicle manufacturers for our revenues. For example, during 2009, Volkswagen, Fiat and Ford accounted for 17%, 13% and 13% of our revenues, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our business, financial condition, results of operations and cash flows by reducing cash flows and by limiting our ability to spread our fixed costs over a larger revenue base. We may make fewer sales to these customers for a variety of reasons, including, but not limited to:

•	loss of awarded business;

•	reduced or delayed customer requirements;

•	OEMs’ insourcing business they have traditionally outsourced to us;

•	strikes or other work stoppages affecting production by our customers; or

•	reduced demand for our customers’ products.

See “—Further deterioration in the United States and world economies could exacerbate the difficulties experienced by our customers and suppliers in obtaining financing, which, in turn, could materially and adversely impact our business, financial condition, results of operations and cash flows.”

In addition, Ford has sold Volvo Car Corporation to Geely, a privately-owned Chinese OEM. The change in ownership may adversely impact our ability to win new business from Volvo. We cannot predict how Volvo will be operated in the future.

The loss of key customer platforms could materially and adversely affect our business.

Our typical sales contract with a customer provides for supplying that customer’s requirements for a particular platform, rather than manufacturing a specific quantity of components. Our revenues contracts generally run for the life of the platform, usually three to ten years, and do not require the purchase by our customers of any minimum number of components. The loss or significant reduction in demand for vehicles for which we produce components could have a material adverse effect on our existing and future revenues and net income. The loss of one or more significant platforms, or a significant decrease in purchases from us in respect of such platforms, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to realize revenues represented by our awarded business, which could materially and adversely impact our business, financial condition, results of operations and cash flows.

The realization of future revenues from awarded business is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our customers will actually produce, the timing of that production and the mix of options that our customers may choose. Prior to 2008, substantially all of our North American customers had slowed or maintained at relatively flat levels new vehicle production for several years. During 2009, new vehicle production decreased dramatically as a result of the global economic crisis. In addition, we have agreed with our customers, that during the course of our awarded business, and as sales volume increases, we will lower the per unit cost of our products, and such savings will, in part, be passed on to our customers. Accordingly, we cannot assure you that we will realize any or all of the future revenues represented by our awarded business. Any failure to realize these revenues could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition to not having a commitment from our customers regarding the minimum number of products they must purchase from us if we obtain awarded business, typically the terms and conditions of the agreements with our customers provide that they have the contractual right to unilaterally terminate our contracts with them with no notice or limited notice. If such contracts are terminated by our customers, our ability to obtain compensation from our customers for such termination is generally limited to the direct out-of-pocket costs that we incurred for raw materials and work-in-progress and in certain instances undepreciated capital expenditures.

We base a substantial part of our planning on the anticipated lifetime revenues of particular products. We calculate the lifetime revenues of a product by multiplying our expected price for a product by forecasted production volume during the length of time we expect the related vehicle to be in production. We use a third-party forecasting service, CSM Worldwide®, to provide long-term forecasts which allows us to determine how long a vehicle is expected to be in production. Lifetime revenues associated with a particular platform are not guaranteed and are not equivalent to backlog. If we over-estimate the production units or if a customer reduces its level of anticipated purchases of a particular platform as a result of reduced demand, our actual revenues for that platform may be substantially less than the lifetime revenues we had anticipated for that platform.

Typically, it takes two to five years from the time a manufacturer awards a program until the program is launched and production begins. In many cases, we must commit substantial resources in preparation for production under awarded customer business well in advance of the customer’s production start date. Although we have been successful in recovering these costs under appropriate circumstances in the past, we cannot assure you that our results of operations will not be materially adversely impacted in the future if we are unable to recover these types of pre-production costs related to our customers’ cancellation of awarded business.

Shifts in demand away from light trucks and sport utility vehicles could materially and adversely impact our business, financial condition, results of operations and cash flows.

In our North American operations, we are heavily dependent on SUVs and pickup trucks, which accounted for approximately 61% of North American revenues in 2009. As fuel prices increased significantly during the first half of 2008, consumers began to shift their purchases from these types of vehicles to cross-over utility vehicles, or CUVs, and passenger cars. CUVs are vehicles built on car platforms but that have many features similar to a traditional SUV. While gas prices have moderated, there has not been a substantial shift back to SUVs and pickup trucks. These trends could adversely affect our North American operations as the product life cycles are long and it will take time to diversify the North American portfolio.

Our joint venture partners may have interests that are not consistent with those of the joint venture, thereby resulting in our joint venture failing to achieve the results we desire.

We have two joint ventures in China. In both instances, our joint venture partner is also affiliated with the largest customer of the joint venture. As such, these partners may negotiate on behalf of customers of the joint venture for sales terms that are not in the best interest of the joint venture. More specifically, when acting on behalf of a customer, our joint venture partners effectively receive 100% of the benefits of revenues terms, but when acting as a joint venture partner we must share with them any benefits received by the joint venture. This may create a misalignment of incentives between us and our joint venture partners that could have a material adverse impact on our business.

Our ability to recognize revenues from our agreement with Stirling Energy Systems, or SES, is subject to several risks, any one of which could materially and adversely impact our business, financial condition, results of operations and cash flows.

There are several risks directly associated with our solar agreement with SES. SES must secure significant financing in order to be in a position to purchase the products we have agreed to manufacture. There can be no assurances when or if financing will be made available to SES. In order for us to produce large stamped mirror-facet panels and welded support structures for SES, we must equip a facility for production that we are leasing in Arizona. We may not be able to recover the costs we incur in establishing this facility if the contractual arrangement with SES is not a long-term success.

Our anticipated revenue from our solar agreement is based on a number of assumptions and subject to significant uncertainties and contingencies, including non-binding and uncertain volume estimates and pricing targets. The amount of revenues that we may generate will depend in part upon the extent of the financing SES is able to raise for its solar projects. The term of the agreement is five years, except that it will automatically extend if necessary to assure that a specified production volume threshold has been met. There is no guarantee that the SES agreement will produce the expected revenues. SES is not required to purchase a minimum number of mirror-facet components and welded support structures from us. The revenues that we obtain from our solar agreement are entirely dependent on the sales that SES achieves for its products. Additionally, SES has the right to terminate the agreement with us if, among other reasons, the products we sell to SES are persistently and verifiably uncompetitive with the products sold by another company at similar volumes and with similar capital investment requirements. Under no circumstances should the existence of our solar agreement be regarded as a representation or prediction that we will achieve or are likely to achieve any particular results. Additionally, we do not have prior experience manufacturing components for the solar industry and therefore cannot assure you that we will be able to produce solar components in mass volume or that our margins associated with solar revenues will be comparable to our margins in our automotive business.

We have agreed to provide a three-year warranty on the products that we sell to SES. We will warrant to SES that, among other things, our products are free from defects, conform to specifications and have been manufactured in compliance with all applicable laws. Should the products we sell to SES be found to be defective or otherwise violate our warranties to SES, we could face significant expenses to comply with our SES warranty obligations.

The termination of, or damage to, one or more of our relationships with key third-party suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We obtain raw materials and components, including some of our steel, from third-party suppliers. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Some of our suppliers are the sole source for a particular supply item. Loss of or damage to our relationships with these suppliers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Various factors could result in the termination of our relationship with any supplier or the inability of suppliers to continue to meet our requirements on favorable terms. For example, the volatility in the financial markets and uncertainty in the automotive sector could result in exposure related to the financial viability of certain of our key third-party suppliers. Severe financial difficulties at any of our major suppliers could have a material adverse effect on us if we were unable to obtain, on a timely basis, on similar economic terms, the quantity and quality of components and raw materials we require to produce our products. In response to financial pressures, suppliers may also exit certain business lines, or change the terms on which they are willing to provide raw material and components to us.

Disruptions in the automotive supply chain could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The automotive supply chain has been faced with severe cash flow problems as a result of the significantly lower production of vehicles, increases in certain raw material, commodity and energy costs and restricted access to additional liquidity. Several automotive suppliers have filed for bankruptcy protection or ceased operations. Severe financial difficulties, including bankruptcy, of any automotive supplier could have a significant disruptive effect on the entire automotive industry, leading to, among other things, supply chain disruptions and labor unrest. For example, if a parts supplier were to cease operations, it could force the automotive manufacturers to whom the supplier provides parts to shut down their operations. This, in turn, could force other suppliers, including us, to shut down production at plants that are producing products for these automotive manufacturers.

The volatility of steel prices may adversely affect our results of operations.

We utilize steel and various purchased steel products in virtually all of our products. We refer to the “net steel impact” as the combination of the change in steel prices that are reflected in customer pricing, the change in the cost to procure steel from the mills, and the change in our recovery of scrap steel, which we refer to as offal. While we strive to achieve a neutral net steel impact over time, we are not always successful in achieving that goal. Changes in steel prices may affect our liquidity because of the time difference between our payment for our steel and our collection of cash from our customers. We tend to pay for replacement materials, which are more expensive when steel prices are rising, over a much shorter period. As a result, rising steel prices may cause us to draw greater than anticipated amounts from our credit lines to cover the cash flow cycle from our steel purchases to cash collection for related accounts receivable. This cash requirement for working capital is higher in periods when we are increasing our inventory quantities.

A by-product of our production process is the generation of offal. We typically sell offal in secondary markets, which are similar to the steel markets. We generally share our recoveries from sales of offal with our customers either through scrap sharing agreements, in cases where we are on resale programs, or in the product pricing that is negotiated regarding increases and decreases in the steel price in cases where we purchase steel directly from the mills. In either situation, we may be impacted by the fluctuation in scrap steel prices, either positive or negative, in relation to our various customer agreements. Since scrap steel prices generally increase and decrease as steel prices increase and decrease, our sale of offal may mitigate the severity of steel price increases and limit the benefits we achieve through steel price declines. Any dislocation in offal and steel prices could negatively affect our business, financial condition, results of operations and cash flows.

The seasonality we experience in our business may negatively impact our quarterly results of operations, cash flows and liquidity.

Our business is seasonal. Our customers in Europe typically shut down vehicle production during portions of July or August and during one week in our fourth quarter. Our North American customers typically shut down vehicle production for approximately two weeks during July and for one week during December. Such seasonality may adversely affect our results of operations, cash flows and liquidity during the third and fourth quarters of our fiscal year.

We have significant operating lease obligations and our failure to meet those obligations could adversely affect our business, financial condition, results of operations and cash flows.

We lease many of our manufacturing facilities and certain capital equipment. Our lease expense under these operating leases was $24.1 million for the year ended December 31, 2009 and $16 million for the nine months ended September 30, 2010. A failure to pay our lease obligations would constitute a default allowing the applicable landlord or lessor to pursue remedies available to it under our leases and applicable law, which could include taking possession of property that we utilize in our business and, in the case of facilities leases, evicting us. In addition, we are party to two master leases with entities affiliated with a single commercial real estate company that cover a number of our leased properties. These master leases require us to continue to perform under the leases with respect to certain properties that we are no longer using. Such obligations negatively impact our results of operations.

We may incur material costs related to plant closings, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

If we must close additional manufacturing locations because of loss of business or consolidation of manufacturing facilities, the employee severance, asset retirement and other costs, including reimbursement costs relating to public subsidies, to close these facilities may be significant. In certain locations that are subject to leases, we may continue to incur material costs consistent with the initial lease terms. Due to the current state of the global economy, there is no assurance that additional plants will not have to be closed. We continually attempt to align production capacity with demand, which may result in additional closures. Historically, we have incurred significant costs related to the closure of our facilities and can provide no assurance that such costs will not be material in the future.

Our ability to operate effectively could be impaired if we are unable to recruit and retain key personnel.

Our success depends, in part, on the efforts of our executive officers and other key senior managers and employees. Our senior management team has reoriented our business towards anticipated future demand and potential alternative markets and has implemented significant productivity initiatives. The loss of members of our senior management team could jeopardize our ability to execute these business strategies and could adversely impact our efforts to improve our cost competitiveness. In addition, our future success will depend on, among other factors, our ability to continue to attract and retain qualified personnel. For example, we will also need to attract engineers with experience in non-automotive areas in order to continue our efforts in the solar industry and explore opportunities in other non-automotive industries. The loss of the services of our executive officers, senior managers or other key employees, or the failure to attract or retain qualified employees, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The hourly workforce in the automotive industry is highly unionized and our business could be adversely affected by labor disruptions.

As of December 31, 2009, we had approximately 7,400 employees, of whom approximately 5,000 were covered under collective bargaining agreements. If major work disruptions involving our employees were to occur, our business could be adversely affected by a variety of factors, including a loss of revenues, increased costs and reduced profitability. We cannot assure you that we will not experience a material labor disruption at one or more of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition, substantially all of the hourly employees of North American vehicle manufacturers and many of their suppliers are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America under collective bargaining agreements. Vehicle manufacturers and suppliers and their employees in other countries are also subject to labor agreements. A work stoppage or strike at our production facilities, at those of a significant customer, or at a significant supplier of ours, such as the 2008 strike at American Axle that resulted in 30 General Motors facilities in North America being idled for several months, could have a material adverse impact on us by disrupting demand for our products or our ability to manufacture our products. Also, we cannot assure you that the labor rate following a renegotiation of any of our current collective bargaining agreements will be beneficial to us.

We sponsor a defined benefit pension plan that is underfunded and will require substantial cash payments. Additionally, if the performance of the assets in our pension plan does not meet our expectations, or if other actuarial assumptions are modified, our required contributions may be higher than we expect.

We sponsor a defined benefit pension plan that is underfunded. Although Tower Automotive, Inc. (the “Predecessor Company”) ceased benefit accruals under the plan, we anticipate that the plan may require substantial cash payments in order to meet our funding obligations. These cash contributions may be significant in future periods and could adversely impact our cash flow.

Additionally, our earnings may be positively or negatively impacted by the amount of income or expense recorded for our pension plan. GAAP requires that income or expense for pension plans be calculated at the annual measurement date using actuarial assumptions and calculations. These calculations reflect certain assumptions, the most significant of which relate to the capital markets, interest rates and other economic conditions. Changes in key economic indicators can change these assumptions. These assumptions, along with the actual value of assets at the measurement date, will impact the calculation of pension expense for the year. Although GAAP expense and pension contributions are not directly related, the key economic indicators that affect GAAP expense also affect the amount of cash that we would contribute to our pension plan. As a result of current economic instability, the investment portfolio of the pension plan has experienced volatility and a decline in fair value. Because the values of these pension plan assets have fluctuated and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, the impact on the funded status of the pension plan and the future minimum required contributions, if any, could have a material adverse effect on our business, financial condition, results of operations and cash flows, but such impact cannot be determined at this time.

We are subject to environmental requirements and risks as a result of which we may incur significant costs, liabilities and obligations.

We are subject to a variety of environmental and pollution control laws, regulations and permits that govern, among other things, soil, surface water and groundwater contamination; the generation, storage, handling, use, disposal and transportation of hazardous materials; the emission and discharge of materials, including greenhouse gases, or GHGs, into the environment; and health and safety. If we fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators or become subject to litigation. Environmental and pollution control laws, regulations and permits, and the enforcement thereof, change frequently, have tended to become more stringent over time and may necessitate substantial capital expenditures or operating costs.

Under certain environmental requirements, we could be responsible for costs relating to any contamination at our or a predecessor entity’s current or former owned or operated properties or third-party waste-disposal sites, even if we were not at fault. Soil and groundwater contamination is being addressed at certain of these locations. In addition to potentially significant investigation and cleanup costs, contamination can give rise to third-party claims for fines or penalties, natural resource damages, personal injury or property damage.

We cannot assure you that our costs, liabilities and obligations relating to environmental matters will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur material costs related to the return or retirement of leased and owned assets, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Facility leases generally require that the premises be returned to the owner or lessor in the original condition. Asset leases also may require the disassembly and removal of heavy equipment at the termination of the lease. Costs are incurred in connection with the removal of equipment and general cleanup resulting from past operations and/or equipment removal. In addition, environmental assessments, notifications to regulatory authorities and cancellation of permits may be required. Finally, costs associated with the removal and/or mitigation of asbestos-containing materials also may be incurred in connection with lease terminations, improvements to facilities or otherwise. We have established reserves for these asset retirement obligations based, in part, on past experiences at other facilities that we have operated. Although we believe our estimates of costs associated with asset retirement obligations are reasonable, future experience may require us to revise these estimates. We could be subject to material cash or non-cash charges to earnings if we are required to incur material additional costs based on our ongoing analyses of the asset retirement obligations at our properties.

We are subject to risks related to our international operations.

Our international operations include manufacturing facilities in China, South Korea, Brazil and Europe, and we sell our products in each of these areas. For the year ended December 31, 2009, approximately 71% of our revenues were derived from operations outside the United States. International operations are subject to various risks that could have a material adverse effect on those operations and our business as a whole, including:

•	exposure to local economic conditions;

•	exposure to local political conditions, including the risk of seizure of assets by a foreign government;

•	exposure to local social unrest, including any resultant acts of war, terrorism or similar events;

•	exposure to local public health issues and the resultant impact on economic and political conditions;

•	foreign currency exchange rate fluctuations;

•	hyperinflation in certain foreign countries;

•	the risk of government-sponsored competition;

•	controls on the repatriation of cash, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; and

•	export and import restrictions.

Foreign exchange rate fluctuations could cause a decline in our financial condition, results of operations and cash flows.

As a result of our international operations, we are subject to risk because we generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than the U.S. dollar. To the extent that we have significantly more costs than revenues generated in a foreign currency, we are subject to risk if the foreign currency in which our costs are paid appreciates against the currency in which we generate revenues because the appreciation effectively increases our cost in that country. The financial condition, results of operations and cash flows of some of our operating entities are reported in foreign currencies and then translated into U.S. dollars at the applicable foreign exchange rate for inclusion in our consolidated financial statements. As a result, appreciation of the U.S. dollar against these foreign currencies generally will have a negative impact on our reported sales and profits while depreciation of the U.S. dollar against these foreign currencies will generally have a positive effect on reported revenues and profits. A significant amount of our revenues are denominated in Euros. Economic instability in the European Union and the related decline in the value of the Euro could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To the extent we are unable to match revenues received in foreign currencies with costs paid in the same currency, foreign exchange rate fluctuations in that currency could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may use a combination of natural hedging techniques and financial derivatives to protect against certain foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from foreign currency variations. Gains or losses associated with hedging activities also may negatively impact operating results.

We will have increased exposure to fluctuations in the Euro due to the exchange of U.S. dollar for Euro denominated debt as a result of our retirement of our outstanding first lien term loan and the issuance of the notes in August 2010. We intend to evaluate our hedging activities in light of such exposure, but there is no guarantee we will be able to effectively mitigate such risk.

Entering new markets, such as our entry into solar power, poses new competitive threats and commercial risks.

As we seek to expand into markets beyond vehicle structural components and assemblies, we expect to diversify our product revenues by leveraging our development, engineering and manufacturing capabilities in order to source necessary parts and components for other industries. Such diversification requires investments and resources that may not be available as needed. While we have signed a contract with a customer in the solar energy industry, we cannot guarantee that we will win additional solar energy or other contracts in new markets. Furthermore, even if we sign contracts in new markets, we cannot guarantee that we will be successful in leveraging our capabilities into these new markets and thus in meeting the needs of these new customers and competing favorably in these new markets. If these customers experience reduced demand for their products or financial difficulties, our future prospects will be negatively affected as well.

Any acquisitions we make could disrupt our business and materially harm our financial condition, results of operations and cash flows.

We may, from time to time, consider acquisitions of complementary companies, products or technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of the acquired businesses, the diversion of our management’s attention from other business concerns, the assumption of unknown liabilities, undisclosed risks impacting the target and potential adverse effects on existing business relationships with current customers and suppliers. In addition, any acquisitions could involve the incurrence of substantial additional indebtedness or dilution to our stockholders. We cannot assure you that we will be able to successfully integrate any acquisitions that we undertake or that such acquisitions will perform as planned or prove to be beneficial to our operations and cash flow. Any such failure could seriously harm our financial condition, results of operations and cash flows.

The mix of profits and losses in various jurisdictions may have an impact on our overall tax rate, which in turn, may adversely affect our profitability.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total operating profit or loss before tax. However, tax expenses and benefits are determined separately for each of our taxpaying entities or groups of entities that is consolidated for tax purposes in each jurisdiction. Losses in such jurisdictions may provide no current financial statement tax benefit. As a result, changes in the mix of projected profits and losses between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Negative or unexpected results from tax audits could adversely affect us.

We are currently subject to tax audits by governmental authorities in the United States and numerous non-United States jurisdictions. Because the results of tax audits are inherently uncertain, negative or unexpected results from one or more such tax audits could adversely affect us.

Proposed future United States federal income tax legislation could adversely impact our effective tax rate.

In May 2009, President Obama’s administration announced proposed future tax legislation that would if enacted into law substantially modify the rules governing the United States taxation of owners of certain non-United States subsidiaries. In February 2010, President Obama’s administration delivered a proposed budget reflecting similar proposed future tax legislation. These potential changes include, but are not limited to: limitations on the deferral of United States taxation of foreign earnings; limitations on the ability to claim and utilize foreign tax credits; and deferral of various tax deductions until non-United States earnings are repatriated to the United States. Each of these proposals would be effective for taxable years beginning after December 31, 2010. Many details of the proposals remain unknown, although if any of these proposals are enacted into law they could adversely impact our effective tax rate.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our operating results.

As of December 31, 2009, we had approximately $5.6 million in net deferred income tax assets. These deferred tax assets include net operating loss carryforwards that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. We periodically determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the factors described above or other factors, we may be required to further adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations.

Our ability to utilize our net operating loss carryforwards may be limited and delayed. As of December 31, 2009, we had U.S. net operating loss carryforwards of approximately $148.5 million. Certain provisions of the United States tax code could limit our annual utilization of the net operating loss carryforwards. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards and any subsequent net operating loss carryforwards in the future.

In addition, adverse changes in the underlying profitability and financial outlook of our operations in several foreign jurisdictions could lead to changes in our valuation allowances against deferred tax assets and other tax accruals that could adversely affect our financial results.

Further, as a result of our IPO, we may have an “ownership change” for purposes of Section 382 of the Internal Revenue Code if, under certain circumstances, our existing stockholders were to sell within a specified period a sufficient amount of our common stock that they then possess to cause an ownership change. If we do experience an ownership change, we may be further limited, pursuant to Section 382 of the Internal Revenue Code, in using our then-current net operating losses to offset taxable income for taxable periods (or portions thereof) beginning after such ownership change. Consequently, in the future we may be required to pay increased cash income taxes because of the Section 382 limitations on our ability to use our net operating loss carryforwards. Increased cash taxes would reduce our after-tax cash flow.

We have a material amount of goodwill, which, if it becomes impaired, would result in a reduction in our net income and stockholders’ equity.

Goodwill represents the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. GAAP requires that goodwill be periodically evaluated for impairment based on the fair value of the reporting unit. A significant percentage of our total assets represent goodwill primarily associated with the purchase of our assets from the Predecessor Company in 2007. Declines in our profitability or the value of comparable companies may impact the fair value of our reporting units, which could result in a write-down of goodwill and a reduction in net income.

As of December 31, 2009, we had approximately $70.6 million of goodwill on our consolidated balance sheet that could be subject to impairment. In addition, if we acquire new businesses in the future, we may recognize additional goodwill, which could be significant. We could also be required to recognize additional impairments in the future and such an impairment charge could have a material adverse effect on our financial position and results of operations in the period of recognition.

We may face risks relating to climate change that could have an adverse impact on our business.

GHG emissions have increasingly become the subject of substantial international, national, regional, state and local attention. GHG emission regulations have been promulgated in certain of the jurisdictions in which we operate, and additional GHG requirements are in various stages of development. For example, the United States Congress is considering legislation that would establish a nationwide limit on GHGs. In addition, the United States Environmental Protection Agency (EPA) has finalized regulations that will affect GHG emissions from mobile and stationary sources pursuant to the federal Clean Air Act. When effective, such measures could require us to modify existing or obtain new permits, implement additional pollution control technology, curtail operations or increase our operating costs. In addition, our OEM customers may seek price reductions from us to account for their increased costs resulting from GHG regulations. Further, growing pressure to reduce GHG emissions from mobile sources could reduce automobile sales, thereby reducing demand for our products and ultimately our revenues. Thus, any additional regulation of GHG emissions, including through a cap-and-trade system, technology mandate, emissions tax, reporting requirement or other program, could adversely affect our business, results of operations, financial condition, reputation, product demand and liquidity.

Risk Factors Relating to Our Indebtedness

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to fund our operations, to obtain financing in the future and to react to changes in our business, and which could adversely affect the price of our common stock.

We have substantial indebtedness for borrowed money.

Our significant amount of debt could limit our ability to satisfy our obligations, limit our ability to operate our businesses and impair our competitive position. For example, it could:

•	adversely affect our stock price;

•	make it more difficult for us to satisfy our obligations under our financing documents;

•

increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings are, and will continue to be, at variable rates of interest;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

We may not be able to refinance any of our debt or we may not be able to refinance our debt on commercially reasonable terms.

We cannot assure you that we will be able to refinance, extend the maturity or otherwise amend the terms of our existing indebtedness, or whether any refinancing, extension or amendment will be on commercially reasonable terms. The indebtedness issued in any refinancing of our existing indebtedness could have a significantly higher rate of interest and greater costs than our existing indebtedness. There can be no assurance that the financial terms or covenants of any new credit facility and/or other indebtedness issued to refinance our existing indebtedness will be the same or as favorable as those under our existing indebtedness.

Our ability to complete a refinancing of our existing indebtedness prior to their respective maturities is subject to a number of conditions beyond our control. For example, if a disruption in the financial markets were to occur at the time that we intended to refinance this indebtedness, we might be restricted in our ability to access the financial markets. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; or

•	negotiations with lenders and their respective agents to restructure the applicable debt.

Our debt instruments may restrict, or market or business conditions may limit, our ability to employ some of our options.

In addition, under our credit agreements, a change in control may lead the lenders to exercise remedies such as acceleration of the loan, termination of their obligations to fund additional advances and collection against the collateral securing such loan and in the case of the notes, a change in control may lead to one or more noteholders exercising their change of control put right.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. This could exacerbate the risks associated with our substantial leverage.

Although we used the net proceeds from our IPO to retire outstanding indebtedness, we may incur additional indebtedness in the future or refinance existing debt prior to the respective maturities of such debt. We could also incur indebtedness under other existing as well as additional financing arrangements. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations, certain of which have short term maturities, depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness, including the notes and our revolving credit facility.

If we are unable to service our debt or pay our other obligations, we will be forced to take actions such as revising or delaying our strategic plans, reducing or delaying capital expenditures, selling assets, restructuring or refinancing such debt, or seeking additional equity capital. We may be unable to effect any of these remedies on satisfactory terms, or at all. Our revolving credit facility, our synthetic letter of credit facility and the indenture governing the notes restrict our ability to dispose of assets and use the proceeds from such disposition. We may not be able to consummate those dispositions or to use those proceeds to meet any debt service obligations then due.

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	the indenture trustee or the noteholders who collectively hold at least 25% in principal amount of the outstanding notes could declare all outstanding principal and interest to be due and payable;

•

the lenders under our revolving credit facility, our synthetic letter of credit facility and the agreements governing certain of our other indebtedness could terminate their commitments to lend to us and to issue letters of credit, and such lenders could foreclose against the assets securing our borrowings; and

•	we could be forced into bankruptcy or liquidation.

Certain of our debt is owned by Cerberus Capital Management, L.P. and its affiliates (“Cerberus”), which controls our controlling stockholder, and in certain instances such as in the event of a default under the financing documents governing such debt, the interests of Cerberus in its capacity as a lender may be adverse to the interests of our stockholders.

Cerberus, which controls our controlling stockholder, owns all of the commitments under our letter of credit facility. Cerberus may have interests as a lender which differ from the interests of our stockholders. In the event that Cerberus seeks to exercise certain rights that it has pursuant to the financing documents governing our indebtedness, such actions could be adverse to the interests of our stockholders. In addition, Cerberus and our controlling stockholder may have an incentive to cause us to refinance such debt, even if the terms available in the market are not as attractive as the terms contained in our existing indebtedness.

Our debt instruments restrict our current and future operations.

The financing documents governing our indebtedness impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt, incur liens, or issue certain equity;

•	declare or make distributions to our stockholders, repurchase equity or prepay certain debt;

•	make loans and certain investments;

•	make certain acquisitions of equity or assets;

•	enter into certain transactions with affiliates;

•	enter into mergers, acquisitions and other business combinations;

•	consolidate, transfer, sell or otherwise dispose of certain assets;

•	use the proceeds from sales of assets and stock;

•	enter into sale and leaseback transactions;

•	enter into restrictive agreements;

•	make capital expenditures;

•	change our fiscal year;

•	amend or modify organizational documents; and

•	engage in businesses other than the businesses we currently conduct.

In addition to the restrictions and covenants listed above, certain of our financing documents require us, under certain circumstances, to comply with specified financial maintenance covenants. Any of these restrictions or covenants could limit our ability to plan for or react to market conditions or meet certain capital needs and could otherwise restrict our corporate activities.

Any one or more of the risks mentioned herein, as well as events not yet contemplated, could result in our failing to meet such covenants and restrictions. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of such covenants or restrictions or alternative or additional sources of financing. We cannot assure you that these waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the financial maintenance covenants in such financing documents, could result in an event of default under those financing documents. Any such event of default could permit the agent or lenders under our financing documents, if such documents so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross acceleration or cross default provision applies, and to declare all borrowings outstanding under our financing arrangements to be immediately due and payable and institute enforcement proceedings against those assets that secure the extensions of credit under our outstanding indebtedness. In addition, the agent or lenders could terminate any commitments they had made to supply us with further funds. If the agent or lenders require immediate repayments, we may not be able to repay them in full. This could adversely affect our financial results, liquidity and cash flow and our ability to service our indebtedness and could lead to our bankruptcy.

Substantially all of our subsidiaries’ assets are pledged as collateral under secured financing arrangements.

Substantially all of our subsidiaries’ assets are pledged as collateral for our borrowings under our financing arrangements. Most of our domestic subsidiaries are either primary obligors or guarantors under a secured financing arrangement. Substantially all of our domestic subsidiaries’ assets are pledged as collateral for these guarantees. If we are unable to repay all secured borrowings when due, whether at maturity or if declared due and payable following a default, the agent or the lenders, as applicable, would have the right to proceed against the collateral pledged to secure the indebtedness and may sell the assets pledged as collateral in order to repay those borrowings, which could have a material adverse effect on our businesses, financial condition, results of operations and cash flows.

We operate as a holding company and depend on our subsidiaries for cash to satisfy the obligations of the holding company.

Tower International, Inc. is a holding company. Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depends on the cash flow of our subsidiaries. In addition, the payment of funds in the form of dividends, intercompany payments, tax sharing payments and other forms are in certain instances subject to restrictions under the terms of our subsidiaries’ financing arrangements.

Our variable rate indebtedness exposes us to interest rate risk, which could cause our debt costs to increase significantly.

A significant portion of our borrowings are at variable rates of interest and expose us to interest rate risks. An increase in borrowings under our revolving credit facility or any similar replacement facilities which provide for variable interest rates would increase our exposure to increases in market interest rates.

Our ability to borrow under our revolving credit facility is subject to an annual appraisal of certain of our assets. Such appraisal could result in the reduction of available borrowings under this facility, thereby negatively impacting our liquidity.

The borrowings available under our revolving credit facility are subject to the calculation of a borrowing base, which is based upon the value of certain of our assets, including accounts receivable, inventory and property, plant and equipment, which we refer to as PP&E. The administrative agent for this facility causes a third party to perform an appraisal of the assets included in the calculation of the borrowing base either on an annual basis or, if our availability under the facility is less than $30 million during any twelve month period, as frequently as on a semi-annual basis. In addition, if certain material defaults under the facility have occurred and are continuing, the administrative agent has the right to perform any such appraisal as often as it deems necessary in its sole discretion. During 2008 and 2009, the appraised value of our PP&E was less than the value of such assets used in the calculation of the borrowing base at the time of the previous appraisal, thereby reducing available borrowings under our revolving credit facility. If any such appraisal results in a significant reduction of the borrowing base, a portion of the outstanding indebtedness under the facility could become immediately due and payable.

Risk Factors Relating to Our Common Stock

The price of our common stock may be volatile.

The price at which our common stock trades may be volatile due to a number of factors, including:

•	actual or anticipated fluctuations in our financial condition or annual or quarterly results of operations;

•	changes in investors’ and financial analysts’ perception of the business risks and conditions of our business;

•	changes in, or our failure to meet, earning estimates and other performance expectations of investors or financial analysts;

•	unfavorable commentary or downgrades of our stock by equity research analysts;

•	our success or failure in implementing our growth plans;

•	changes in the market valuations of companies viewed as similar to us;

•	changes or proposed changes in governmental regulations affecting our business;

•	changes in key personnel;

•	depth of the trading market in our common stock;

•	failure of securities analysts to cover our common stock;

•	termination of the lock-up agreement or other restrictions on the ability of our existing stockholders to sell shares;

•	future sales of our common stock;

•	the granting or exercise of employee stock options or other equity awards;

•	increased competition;

•	realization of any of the risks described elsewhere under “Risk Factors”; and

•	general market and economic conditions.

In addition, equity markets have experienced significant price and volume fluctuations that have affected the market prices for the securities of newly public companies for a number of reasons, including reasons that may be unrelated to our business or operating performance. These broad market fluctuations may result in a material decline in the market price of our common stock and you may not be able to sell your shares at prices you deem acceptable. In the past, following periods of volatility in the equity markets, securities class action lawsuits have been instituted against public companies. Such litigation, if instituted against us, could result in substantial cost and the diversion of management attention.

The Company is a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards and, as a result, relies on exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to these requirements.

Cerberus, through our controlling stockholder, controls a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

We are utilizing these exemptions. As a result, we do not have a majority of independent directors and our nominating and corporate governance and compensation committees do not consist entirely of independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. Cerberus also currently owns 100 percent of our letter of credit facility.

The interests of our controlling stockholder in its capacity as a stockholder may be adverse to the interests of our other stockholders.

Our controlling stockholder controls the election of our directors, determines our corporate and management policies and determines, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our controlling stockholder also has sufficient voting power to amend our organizational documents.

We cannot assure you that the interests of our controlling stockholder will coincide with the interests of other holders of our common stock. Additionally, Cerberus, which controls our controlling stockholder, is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our certificate of incorporation provides that neither Cerberus or its affiliates, nor members of our board of directors who are not our employees (including any directors who also serve as officers) or their affiliates, have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business in which we operate. Cerberus and our controlling stockholder may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as our controlling stockholder continues to own a significant amount of our common stock, it will continue to be able to strongly influence or effectively control our decisions, including director and officer appointments, potential mergers or acquisitions, asset sales and other significant corporate transactions. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are directed by Cerberus, its affiliates or our directors to themselves or their other affiliates instead of to us.

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Our certificate of incorporation authorizes us to issue 350,000,000 shares of common stock and we have 18,717,866 shares of common stock outstanding. Of these outstanding shares, 6,250,000 shares of common stock are freely tradable, without restriction, in the public market unless purchased by our affiliates. The remaining 12,467,866 shares of common stock are “restricted securities,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), which are freely tradable subject to applicable holding period, volume and other limitations under Rule 144 or Rule 701 of the Securities Act.

The restricted securities are subject to a lock-up agreement with the underwriters, restricting the sale of such shares for 180 days after the date of our IPO. This lock-up agreement is subject to a number of exceptions, however, and holders may be released from these agreements without prior notice at the discretion of each of the representatives of the underwriters. Moreover, after expiration of the lock-up our controlling stockholder, as the holder of an aggregate of 12,467,866 shares of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering its shares or to include its shares in registration statements that we may file for ourselves or other stockholders. Once we register these shares, they can be freely sold in the public market upon issuance.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

We currently expect that securities research analysts, including those affiliated with our underwriters, will establish and publish their own periodic projections for our business. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, our stock price or trading volume could decline. While we expect securities research analyst coverage, if no securities or industry analysts continue coverage of our company, the trading price for our stock and the trading volume could be adversely affected.

We have never operated as a public company and the obligations incident to being a public company will require additional expenditures of both time and resources.

Although the Predecessor Company was a public company, we have never operated as a public company, and we expect that the obligations of being a public company, including substantial public reporting, auditing and investor relations obligations, will require significant additional expenditures, place additional demands on our management and require the hiring of additional personnel. These obligations will increase our operating expenses and could divert our management’s attention from our operations. The Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing that Act, as well as various New York Stock Exchange rules, will increase our legal and financial compliance costs, and make some activities more difficult, time-consuming and/or costly. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

If we are unable to favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is not able to provide an unqualified attestation report on the effectiveness of our internal controls over financial reporting, our stock price could be materially adversely affected.

We will be required to certify to and report on, and our independent registered public accounting firm may be required to attest to, the effectiveness of our internal control over financial reporting on an annual basis, beginning with the second Annual Report on Form 10-K that we file with the SEC after our IPO. Following our IPO, we expect to devote considerable resources, including management’s time and other internal resources, to a continuing effort to comply with regulatory requirements relating to internal controls, as we were not subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 while we were a private company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if we require an attestation report from our independent registered public accounting firm and that firm is unable to provide an unqualified attestation report on the effectiveness of our internal controls over financial reporting, investor confidence and, in turn, our stock price could be materially adversely affected.

Provisions in our charter documents, certain agreements governing our indebtedness and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management, even if beneficial to our stockholders.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among others, these provisions:

•	establish a staggered board of directors such that not all members of the board are elected at one time;

•

on or after such date that our controlling stockholder, its affiliates, or any person who is an express assignee or designee of our controlling stockholder’s rights under our certificate of incorporation and such assignee’s or designee’s affiliates, ceases to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 50% of the outstanding shares of our common stock, which we refer to as the 50% Trigger Date, allow the authorized number of our directors to be changed only by resolution of our board of directors (and prior to such date, only by stockholders having the right to vote at least fifty percent in voting power of our outstanding voting stock, voting together as a single class, which holders, prior to such date, may also fill vacancies and newly created directorships resulting from any increases in authorized directors);

•

on or after the 50% Trigger Date, limit the manner in which stockholders can remove directors from our board (and prior to such date, stockholders having the right to vote at least fifty percent in voting power of our outstanding voting stock, voting together as a single class, may remove a director with or without cause);

•

on or after such date that our controlling stockholder, its affiliates, or any person who is an express assignee or designee of our controlling stockholder’s rights under our certificate of incorporation and such assignee’s or designee’s affiliates, ceases to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, at least 33-1/3% of the outstanding shares of our common stock, which we refer to as the 33-1/3% Trigger Date, prohibit stockholders from proposing business to be conducted at special meetings of stockholders:

•	establish advance notice requirements for nominations by stockholders of directors to our board of directors;

•	on or after the 33-1/3% Trigger Date, require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

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on or after the 33-1/3% Trigger Date, limit who may call stockholder meetings to the chairman of our board of directors or our board of directors pursuant to a resolution approved by a majority of the whole board (prior to that time, special meetings of stockholders may be called by the chairman of our board of directors, by our board of directors pursuant to a resolution approved by a majority of the whole board or by any of our controlling stockholder, its affiliates, or any express assignee or designee of our controlling stockholder under our certificate of incorporation, and such assignee’s or designee’s affiliates or any director employed by any of them);

•

require any stockholder, or group of stockholders acting in concert, who seeks to transact business at a meeting or nominate directors for election to submit a list of derivative and other interests in our company’s securities, including any short interests and synthetic equity interests held by such proposing stockholder;

•

require any stockholder, or group of stockholders acting in concert, who seeks to nominate directors for election to submit a description of all material relationships and related party transactions between such stockholders or group of stockholders, and their respective affiliates and associates, with the proposed nominee(s) and their respective affiliates or associates;

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establish that our bylaws may be amended or repealed by a majority vote of our board of directors or, on or after the 50% Trigger Date, by stockholders having the right to vote at least two-thirds in voting power of our outstanding voting stock, voting together as a single class (and prior to such date, by stockholders having the right to vote at least 50% in voting power of our outstanding shares of voting stock, voting together as a single class);

•	limit our ability to engage in business combinations with certain interested stockholders; and

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authorize our board of directors to cause the issuance of preferred stock without stockholder approval, which could work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

Our certificate of incorporation authorizes the board of directors to issue up to 50,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be fixed by resolution of our board of directors without further action by the stockholders. These terms may include voting rights, preferences as to dividends and liquidation, conversion rights, redemption rights, and sinking fund provisions. The issuance of preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could delay, discourage, prevent or make it more difficult or costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

We have no present intention to pay dividends and, even if we change that policy, we may be restricted from paying dividends on our common stock.

We do not intend to pay dividends for the foreseeable future. If we change that policy and commence paying dividends, we will not be obligated to continue those dividends and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. If we commence paying dividends in the future, our board of directors may decide, in its discretion, at any time, to decrease the amount of dividends, otherwise modify or repeal the dividend policy or discontinue entirely the payment of dividends.

Our ability to pay dividends will be restricted by certain of the agreements governing our indebtedness, and may be restricted by agreements governing any of our future indebtedness. Furthermore, we are permitted under the terms of certain of the agreements governing our indebtedness to incur additional indebtedness (under certain circumstances) which in turn may severely restrict or prohibit the payment of dividends.

Under the DGCL, our board of directors may not authorize the payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.